UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K and Form 10-KSB   [  ] Form 20-F    [  ] Form 11-K
               [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR   [  ] Form N-CSR


                         For period ended April 30, 2003


              [  ]  Transition Report on Form 10-K

              [  ]  Transition Report on Form 20-F

              [  ]  Transition Report on Form 11-K

              [  ]  Transition Report on Form 10-Q

              [  ]  Transition Report on Form N-SAR

              For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                                ITEX Corporation
                                ----------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if applicable

                                3400 Cottage Way
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and number)

                              Sacramento, CA 95825
        ----------------------------------------------------------------
        Address of Principal Executive Office (city, state and zip code)

                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is implementing a management succession plan as a result of the termination of the employment on June 15, 2003, of its Chief Executive Officer and Chief Operating Officer. As a result, the Company requires additional time to determine the effect of the terminations on the Company's operations and to determine the appropriate disclosures required to complete the Quarterly Report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen Tollefsen
-----------------------------
(Name)

(425) 353-8883
-----------------------------
(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


                                ITEX Corporation.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

           Date:  June 17, 2003         By:_/s/_Steven_White____________________
                                             Chairman of the Board of Directors






                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).